Filed by ING Investors Trust (SEC File Nos.: 033-23512; 811-5629) and ING Partners, Inc. (SEC File Nos.: 333-32575; 811-08319) pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934, as amended.

February 4, 2014

ING U.S. Investment Management

ING American Funds Asset Allocation Portfolio Update

The Board of Trustees/Directors (the “Board”) of ING American Funds Asset Allocation Portfolio (the “AF Asset Allocation Portfolio”) and ING Invesco Equity and Income Portfolio (“Invesco Equity and Income Portfolio”) approved an Agreement and Plan of Reorganization (“Merger” or “Reorganization”).  The approval of shareholders of the Portfolio is required before the Merger may take place.

•                 What is happening?

•                 On October 22, 2013, each Portfolio’s Board approved a proposal to merge the Portfolios.

•                 Shareholders of AF Asset Allocation Portfolio were sent a combined proxy statement and prospectus on or about January 24, 2014.

•                 A shareholder meeting will be held on or about February 27, 2014.

•                 Pending shareholder approval, the Merger will occur as of the close of business on or about March 14, 2014.

•                 ING Investment Management Co., LLC serves as sub-adviser to ING International Index Portfolio. If the Merger is approved, shareholders in AF Asset Allocation Portfolio will become shareholders in Invesco Equity and Income Portfolio as of the close of business on or about March 14, 2014.

•                 Why is the Merger proposed?

•                 The Adviser and its affiliates are conducting a comprehensive review of the mutual funds offered within the ING Funds complex that is intended to, among other things, enhance the efficiency and reduce the complexity of the ING Funds complex.

•                 The Merger is designed to consolidate the AF Asset Allocation Portfolio into an ING fund with similar or compatible investment strategies.

•                 The Merger is expected to result in a lower net expense ratio, greater asset base in Invesco Equity and Income Portfolio and reduced overlap of funds offered in the ING Funds complex.

•                 This Merger was determined to be in the best interest of shareholders by the Board after a review of several factors.

•                 With respect to the Merger, the Adviser noted that in its view, the Merger would provide AF Asset Allocation Portfolio shareholders with:

•                 A strong and capable sub-advisor

•                 An immediate benefit through lower net expenses

For financial professional use only.  Not for inspection by, distribution or quotation to the general public.

•                 AF Asset Allocation Portfolio and Invesco Equity and Income Portfolio have similar investment objectives.

•                 AF Asset Allocation Portfolio invests all of its assets in Class 1 shares of the Master Fund, a series of American Funds Insurance Series, which in turn normally invests in common stocks of other equity securities, bonds and other intermediate and long-term debt instruments, and money market instruments; while Invesco Equity and Income Portfolio invests at least 80% of its net assets in equity and income securities at the time of investment.

•                 Because the Portfolios have similar investment objectives and strategies, many of the risks of investing in AF Asset Allocation Portfolio are the same as the risks of investing in Invesco Equity and Income Portfolio; however Invesco Equity and Income Portfolio also has Convertible Securities Risk, Derivative Instruments Risk, Dividend Risk, Mortgage- and/or Asset-Backed Securities Risk, Other Investment Companies Risk, Prepayment and Extension Risk, Real Estate Companies and Real Estate Investment Trusts Risk, and Securities Lending Risk.

•                 The Adviser recommended and the Board agreed that the AF Asset Allocation Portfolio should be merged with and into Invesco Equity and Income Portfolio.

•                 How do the investment objectives compare?

•                 AF Asset Allocation Portfolio and Invesco Equity and Income Portfolio have similar investment objectives. The AF Asset Allocation Portfolio seeks high total return (including income and capital gains) consistent with preservation of capital over the long term. The Invesco Equity and Income Portfolio seeks total return, consisting of long-term capital appreciation and current income.

•                 What is the experience of the Invesco Advisers, Inc.?

•                 The Invesco Equity and Income Portfolio is managed by Thomas Bastian, James Roeder, Sergio Marcheli, Mary Jayne Maly and Chuck Burge, an experienced team that manages $14.9B AUM (as of September 30, 2013).

•                 Thomas Bastian, CFA, Lead Portfolio Manager, joined Invesco in April 2003.

•                 James Roeder, Portfolio Manager, joined Invesco in May 1999.

•                 Sergio Marcheli, Portfolio Manager, joined Invesco in April 2003.

•                 Mary Jayne Maly, Portfolio Manager, joined Invesco in July 2008.

•                 Chuck Burge, Portfolio Manager, joined Invesco in June 2010.

•                 The performance is set out below.

Average Annual Total Returns %
(for the periods ended December 31, 2012)

	1 Year	5 Years (or life of the class)		10 Years (or life of the class)	Inception Date
AF Asset Allocation Portfolio %	15.56	3.40		N/A	4/28/08
S&P 500® Index(1)%	16.00	2.91	(2)	N/A
BCAB Index(1)%	4.21	5.94	(2)	N/A
60% S&P 500® Index(1)/40% BCAB Index(1) Composite %	11.31	4.58	(2)	N/A

Invesco Equity and Income Portfolio Class S2%	12.34	15.46		N/A	02/27/09
Russell 1000® Value Index(1)%	17.51	21.73	(2)	N/A
Barclays Capital U.S. Government/Credit Index(1)%	4.82	7.08	(2)	N/A
60% Russell 1000® Value Index(1)/40% Barclays U.S. Government/Credit Index(1)	12.45	16.06	(2)	N/A

Invesco Equity and Income Portfolio Class S (Adjusted)%	12.34	2.92		7.27	12/10/01
Russell 1000® Value Index(1)%	17.51	0.59		7.38
Barclays Capital U.S. Government/Credit Index(1)%	4.82	6.06		5.25
60% Russell 1000® Value Index(1)/40% Barclays Capital U.S. Government/Credit Index(1)%	12.45	3.27		6.86

(1)         The index returns do not reflect deductions for fees, expenses, or taxes.

(2)         Reflects index performance since the date closest to the Portfolio’s inception for which data is available.

•                 How do the annual portfolio operating expenses compare?

•                 Shareholders of AF Asset Allocation Portfolio are expected to experience an increase in gross expenses but a decrease in net expenses as a result of the Merger.

Annual Portfolio Operating Expenses

Expenses you pay each year as a % of the value of your investment

		AF Asset Allocation Portfolio(1)		Invesco Equity and Income Portfolio Class S2(3)		Invesco Equity and Income Portfolio Class S2 Pro Forma
Management Fee	%	0.29	(2)	0.55		0.54
Distribution and/or Shareholder Services (12b-1) Fees	%	0.70		0.50		0.50
Administrative Services Fee	%	None		0.10		0.10
Other Expenses	%	0.05		0.03		0.03
Acquired Fund Fees and Expenses	%	None		0.01		0.01
Total Annual Portfolio Operating Expenses	%	1.04		1.19	(4)	1.18
Waivers and Reimbursements	%	None		-0.13	(5)	-0.15	(5),(6)
Total Annual Portfolio Operating Expenses after Waivers and Reimbursements	%	1.04		1.06		1.03

(1)         With respect to AF Asset Allocation Portfolio, this table and the Expense Examples below reflect the aggregate expenses of both the AF Asset Allocation Portfolio and the American Funds Insurance Series® Asset Allocation Fund (“Master Fund”).

(2)         Based on the management fee of the Master Fund of 0.29%. The adviser does not charge a management fee when all or substantially all of the assets of the AF Asset Allocation Portfolio are invested in the Master Fund.

(3)         The expense ratio has been adjusted to reflect current fees.

(4)         Total Annual Operating Expenses may be higher than the Invesco Equity and Income Portfolio’s ratio of expenses to average net assets shown in the Portfolio’s Financial Highlights, which reflects the operating expenses of the Portfolio and does not include Acquired Fund Fees and Expenses.

(5)         The Adviser is contractually obligated to limit expenses to 1.05% of Class S2 shares through May 1, 2015; the obligation does not extend to interest, taxes, brokerage commissions, Acquired Fund Fees and Expenses, and extraordinary expenses. The obligation will automatically renew for one-year terms unless: (i) the adviser provides 90 days written notice of its termination; and (ii) such termination is approved by the Board; or (iii) the Investment Advisory Agreement has been terminated. The obligation is subject to possible recoupment by the adviser within 36 months of the waiver or reimbursement.  In addition, the distributor is contractually obligated to waive 0.10% of the distribution fee through May 1, 2015. There is no guarantee that the distribution fee waiver will continue after May 1, 2015. This distribution fee waiver will only renew if the distributor elects to renew it. Notwithstanding the foregoing, termination or modification of this distribution fee waiver requires approval by the Portfolio’s Board.

(6)        If shareholders approve the Merger, the Adviser is contractually obligated to 0.01% of the management fee through May 1, 2016.  There is no guarantee that the management fee waiver will continue after May 1, 2016. The obligation is subject to possible recoupment by the adviser within 36 months of the waiver or reimbursement. The management fee waiver will only renew if the adviser elects to renew it. Also, the distributor is contractually obligated to further waiver 0.02% of the distribution for Class S2 through May 1, 2016. There is no guarantee that this distribution fee waiver will continue after May 1, 2016. These distribution fee waivers will renew if the Distributor elects to renew them. Notwithstanding the foregoing, termination or modification of these distribution fee waivers requires approval by the Portfolio’s Board.

The Barclays Capital U.S. Aggregate Bond (“BCAB”) Index is a widely recognized, unmanaged index of publicly issued, investment-grade U.S. Government, mortgage-backed, asset-backed, and corporate debt securities.

Barclays Capital U.S. Government/Credit Index includes securities in the government and credit indices. The government index includes treasuries (i.e., public obligations of the U.S. Treasury that have remaining maturities of more than one year) and agencies (i.e., publicly issued debt of U.S. Government agencies, quasi-federal corporations, and corporate or foreign debt guaranteed by the U.S. Government). The credit index includes publicly issued U.S. corporate and foreign debentures and secured notes that meet specified maturity, liquidity, and quality requirements.

Russell 1000® Value Index is an unmanaged index that measures the performance of those Russell 1000® companies with lower price-to-book ratios and lower forecasted growth values.

The S&P 500® Index is an unmanaged index that measures the performance of securities of approximately 500 of the largest companies in the United States.

•                 Can I change my vote?

•                 Yes. A shareholder may change or revoke their proxy at any time prior to its use. Please consult your Proxy Statement/Prospectus for information on how to revise your Proxy Ballot or Voting Instruction Card.

The foregoing is not an offer to sell, nor a solicitation of an offer to buy, shares of any fund, nor is it a solicitation of any proxy.  For information regarding the Portfolio please call ING Funds toll free at 1-800-992-0180.

For information regarding any of the Portfolios discussed in this Q&A, please call ING Funds toll free at 1-800-992-0180. To receive a free copy of a Proxy Statement/Prospectus relating to the proposed merger of ING Asset Allocation Portfolio with and into ING Invesco Equity and Income Portfolio, please call ING Funds toll free at 1-800-992-0180. This Client Talking Points is qualified in its entirety by reference to the Proxy Statement/Prospectus, and supersedes any prior Client Talking Points. The Proxy Statement/Prospectus contains important information about fund objectives, strategies, fees, expenses and risk considerations, and therefore you are advised to read it. The Proxy Statement/Prospectus and shareholder reports and other information are or will also be available for free on the SEC’s website (www.sec.gov). Please read any Proxy Statement/Prospectus carefully before making any decision to invest or to approve the merger.

This information is proprietary and cannot be reproduced or distributed. Certain information may be received from sources ING Investment Management U.S. (“ING U.S. IM”) considers reliable; ING U.S. IM does not represent that such information is accurate or complete. Certain statements contained herein may constitute “projections,” “forecasts” and other “forward-looking statements” which do not reflect actual results and are based primarily upon applying retroactively a hypothetical set of assumptions to certain historical financial data. Actual results, performance or events may differ materially from those in such statements. Any opinions, projections, forecasts and forward looking statements presented herein are valid only as of the date of this document and are subject to change. Nothing contained herein should be construed as (i) an offer to buy any security or (ii) a recommendation as to the advisability of investing in, purchasing or selling any security. ING U.S. IM assumes no obligation to update any forward-looking information. Past performance is no guarantee of future results.

For more complete information, or to obtain a prospectus on any ING Fund, please contact your investment professional or ING Investments Distributor, LLC at (800) 992-0180 for a prospectus. The prospectus should be read carefully before investing. Consider the investment objectives, risks, and charges and expenses carefully before investing. The prospectus contains this information and other information about the funds. Check with your Investment Professional to determine which funds are available for sale within their firm. Not all funds are available for sale at all firms.

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